SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
REGISTRATIONS BRANCH
19

SECURITIES
W

15045058

ANNUA.
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67265

1/8/15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bear Creek Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 17th Street, Suite 970
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600	Denver	Co	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TG 1/24/15

OATH OR AFFIRMATION

I, Joseph Roddy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bear Creek Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TROY J. STONEHOCKER
Notary Public
State of Colorado

Signature

Managing Director
Title

Commission Expires: 05/02/2015
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (Filed Separately)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Bear Creek Securities, LLC:

We have audited the accompanying statement of financial condition of Bear Creek Securities, LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Bear Creek Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 3 to the financial statements, the accompanying financial statement has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain expenses represent shared services charges from affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

Deloitte & Touche LLP

February 13, 2014

BEAR CREEK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS	
CASH AND CASH EQUIVALENTS	$ 31,765
OTHER ASSETS	25,000
TOTAL	$ 56,765
LIABILITIES	
ACCOUNTS PAYABLE	$ 880
PAYABLE TO CLEARING BROKER	3,159
TOTAL	$ 4,039
COMMITMENTS AND CONTINGENCIES (Note 4)	
SHAREHOLDERS' EQUITY	
CONTRIBUTED CAPITAL	$ 60,000
RETAINED EARNINGS	(7,274)
TOTAL SHAREHOLDERS' EQUITY	$ 52,726
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 56,765

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Bear Creek Securities, LLC (the "Company") is a Colorado corporation. The Company was incorporated on November 3, 2005, and commenced operations on July 28, 2006, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a majority-owned subsidiary of Bear Creek Holding Company, LLC. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates market value.

Income Taxes — The Company has elected to be a partnership under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate shareholders of the Company are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been recognized in this financial statement.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED-PARTY TRANSACTIONS

Pursuant to a shared services agreement (the "Agreement") between the Company and Bear Creek Holding Company, LLC, the Company's financial statements reflect compensation under the agreement for the shared services provided by Bear Creek Holding Company, LLC. Per the terms of the Agreement, the Company reimburses Bear Creek Holding Company, LLC for overhead costs in an amount equal to 100% of the direct and indirect costs incurred for, and on behalf of, the Company.

4. COMMITMENTS AND CONTINGENCIES

The Company utilizes an unaffiliated brokerage firm to provide securities clearing services. As part of these arrangements, the Company acts as an "introducing broker" and the unaffiliated brokerage firm acts as a "clearing broker." The clearing agreements require the Company to maintain a minimum deposit with the clearing broker. As a result of the securities clearing services, the Company has a payable to its clearing broker. The payable to the clearing broker is $3,159 at December 31, 2013. Generally, the payable is paid in the month following the activity. Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company. At December 31, 2013, there are no liabilities for amounts uncollected.

5. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $52,622, which was $47,622 in excess of its required net capital of $5,000.

6. CREDIT RISK

As a securities broker dealer, the Company is engaged in various securities and brokerage activities. The Company's transactions are collateralized and executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 13, 2014, the date the financial statements were issued and determined that there were no events or transactions that would require recognition or disclosure in the Company's financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 13, 2014

Bear Creek Securities, LLC
1200 17th Street, Suite 970
Denver, CO 80202

Dear Sirs:

In planning and performing our audit of the statement of financial condition of Bear Creek Securities, LLC (the "Company") (a majority owned subsidiary of Bear Creek Holding Company, LLC) as of and for the year ended December 31, 2013 (on which we issued our report dated February 13, 2014 and such report expressed an unqualified opinion on that financial statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Bear Creek Securities, LLC

(SEC I.D. No. 8-67265)

Statement of Financial Condition as of
December 31, 2013, Independent Auditors'
Report, and Supplemental Report on Internal
Control Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT